[redacted]

15046141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8-41609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WWK Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 N. Center Street
(No. and Street)

Northville	MI	48167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Welch (248) 449-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WWK Investments, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA DIANE HAELEWYN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jul. 13, 2020
Acting in the County of

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

WWK INVESTMENTS, INC.

TABLE OF CONTENTS

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
WWK Investments, Inc.

We have audited the accompanying statement of financial condition of WWK Investments, Inc. (the "Company") as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015

WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	44,825
Commissions receivable		64,419
Furniture and equipment, at cost, net of accumulated depreciation of $38,462		11,835
Prepaid expenses		1,237
Total assets	**$**	**122,316**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions, salaries and benefits payable	$	25,759
Accrued expenses		7,960
Total liabilities		33,719
COMMITMENTS (Note 3)		
SHAREHOLDER'S EQUITY: (Note 2)		
Common stock, $1.00 par value, 10,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		54,558
Retained earnings		29,039
Total shareholder's equity		88,597
Total liabilities and shareholder's equity	**$**	**122,316**

The accompanying notes are an integral part of this statement.

WWK INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WWK Investments, Inc. (the "Company") is a Nebraska corporation organized on July 19, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company deals mainly in the sale of mutual fund products to customers located predominantly in the State of Michigan. The Company is a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company records commission revenue and related expenses on a trade-date basis.

Income Taxes

The Company files consolidated tax returns with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. Certain of the Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid assets, other assets, commissions, salaries and benefits payable, and accrued expenses, reflect the carrying amounts approximate fair value due to their short maturities.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is depreciated on the straight line basis over the estimated useful lives of the assets spanning from five to seven years. Major improvements are capitalized and maintenance and repairs are expensed as incurred.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $38,543 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.87 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

In April 2014, the Company began leasing office space month-to-month from a related entity at $4,550 per month. Thirty days written notification is required for any rent increases or lease termination; however, the rent may only be adjusted on an annual basis. The total rent expense paid for the year ended December 31, 2014 was approximately $49,014, before any expense reimbursement.

The Company received $187,260 in expense reimbursements from a related entity during the year ended December 31, 2014 for the use of office facilities and related personnel. These expenses are reported net of reimbursement, in accordance with the reimbursement agreement.

NOTE 4 - INCOME TAXES

The Company's deferred tax assets and liabilities principally relate to reporting on the cash basis of accounting for tax purposes versus the accrual basis of accounting for financial reporting purposes. As of December 31, 2014, the Company had immaterial temporary differences. Income tax expense reflected on the statement of operations includes $2,214 and $721 of prior year's balances due as well as current year estimated payments of $4,720 and $1,920 for federal and state taxes, respectively.

WWK INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

(concluded)

NOTE 5 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.